UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 333-226308

HUITAO TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

9 North West Fourth Ring Road

Yingu Mansion Suite 1708, Haidian District

Beijing, People’s Republic of China 100190

Tel: +86 (10) 8520-5588

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into a Material Definitive Agreement.

On January 23, 2020, Huitao Technology Co., Ltd (the “Company”) entered into certain securities purchase agreement (the “SPA”) with Hou Sing International Business Limited, an affiliate of the Company (the “Purchaser”) pursuant to which the Company agreed to sell an aggregate of 2,000,000 shares (the “Shares”) of ordinary shares, at a per share purchase price of $1.00. The net proceeds to the Company from the transaction contemplated in the SPA will be approximately $1,990,000.

The parties to the SPA have each made customary representations, warranties and covenants, including, among other things, (a) the Purchaser is a “non-U.S. Person” as defined in Regulation S and is acquiring the Shares for the purpose of investment, (b) the absence of any undisclosed material adverse effects, and (c) the absence of legal proceedings that affect the completion of the transaction contemplated by the SPA.

The SPA is subject to various conditions to closing, including, among other things, (a) Nasdaq’s approval of the listing of the Shares and (b) the accuracy of the Purchaser’s and the Company’s representations and warranties.

The net proceeds of the Offering shall be used by the Company in connection with the Company’s planned acquisition of Sunway Kids International Education Group Ltd., general corporate purposes or other purpose as approved by the board of directors (the “Board”) of the Company.

The SPA is filed as Exhibit 99.1 to this Current Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Securities Purchase Agreement dated January 23, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUITAO TECHNOLOGY CO., LTD.

Dated: January 23, 2020	By:	/s/ Yang (Sean) Liu
	Name:	Yang (Sean) Liu
	Title:	Chief Executive Officer

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